Metacrine, Inc.

3985 Sorrento Valley Blvd., Suite C

San Diego, CA 92121

(858) 369-7800

October 13, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Dillon Hagius

Re:	Metacrine, Inc.
Registration Statement on Form S-3
File No. 333-260023

Acceleration Request
Requested Date:	Friday, October 15, 2021
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Metacrine, Inc. hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Time on Friday, October 15, 2021, or as soon thereafter as is practicable.

If you have any questions regarding this request, please contact Karen Deschaine of Cooley LLP at (858) 550-6088 or Carlos Ramirez of Cooley LLP at (858) 550-6157.

Sincerely,

METACRINE, INC.

By:	/s/ Trisha Millican
Trisha Millican
Chief Financial Officer